UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Michael Heller

c/o The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, CA 90245

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Telephone: (213) 891-7421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34619R102

1.	Name of Reporting Person: Michael Heller
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,916,892
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,916,892
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,916,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 2.3% of the Class A Common Stock (1)
14.	Type of Reporting Person: IN

(1)

Based on 168,218,173 outstanding shares of Class A Common Stock on November 10, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2021.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2021 (the “Schedule 13D”) to reflect that Mr. Heller no longer is deemed to beneficially owns the shares held by the Ava Daikeler 2012 Irrevocable Trust and the Daniel Daikeler 2012 Irrevocable Trust (collectively, the “Trusts”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented by the following:

Effective as of November 16, Mr. Heller resigned as trustee of the Ava Daikeler 2012 Irrevocable Trust and the Daniel Daikeler 2012 Irrevocable Trust and, as a result no longer has voting or dipositive power over the 7,600,696 shares of Class X Common Stock held by the Trusts, and thus is no longer deemed the beneficial owner of such shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Mr. Heller beneficially owns 3,916,892 shares of Class A Common Stock, or approximately 2.3% of the outstanding Class A Common Stock. This percentage is based on 168,218,173 outstanding shares of Class A Common Stock on November 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 15, 2021.

(b) Mr. Heller has the sole power to vote and dispose of the 3,916,892 shares of Class A Common Stock reported herein..

(c) Other than with respect to cessation of beneficial ownership of the shares held by the Trusts as a result of no longer serving as trustee for the Trusts, the Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment No. 1.

(d) Not applicable.

(e) On November 16, Mr. Heller ceased to be the beneficial owner of 5% or more of the Class A Common Stock .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022	Michael Heller

/s/ Michael Heller

Signature Page to Schedule 13D